UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

BENEFICIENT

(Name of Issuer)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

08178Q101

(CUSIP Number)

Thomas O. Hicks

325 N. Saint Paul Street, Suite 4850

Dallas, Texas 75201

with a copy to:

Matthew L. Fry, Esq.

Haynes and Boone, LLP

2801 N. Harwood Street, Suite 2300

Dallas, Texas 75201

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 19, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 08178Q101

1.	Names of Reporting Person Thomas O. Hicks
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 27,170
	8.	Shared Voting Power 1,322,208* (See Item 4)
	9.	Sole Dispositive Power 27,170
	10.	Shared Dispositive Power 1,322,208* (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 1,349,378 (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.6%**
14.	Type of Reporting Person (See Instructions) IN

*

Represents shares of Class B common stock, $0.001 par value per share (“Class B Shares”), of Beneficient, a Nevada corporation (the “Issuer”), that are convertible into Class A Shares of the Issuer, on a one-for-one basis (i) at any time at the option of the holder, or (ii) upon any transfer, except for certain transfers described in the Issuer’s articles of incorporation. The Class B Shares of the Issuer are held directly by Hicks Holdings Operating LLC. See Item 2 for more information.

**

This calculation is based on (i) 242,833,743 Class A Shares of the Issuer outstanding as of October 24, 2023, as disclosed in the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2023 (File No. 333-273322), and (ii) an aggregate of 1,322,208 Class A Shares of the Issuer upon the conversion of 1,322,208 Class B Shares of the Issuer, which are convertible into Class A Shares of the Issuer within sixty days of this Schedule 13D.

CUSIP No. 08178Q101

1.	Names of Reporting Person Hicks Holdings Operating LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,322,208* (See Item 4)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,322,208* (See Item 4)

11.	Aggregate Amount Beneficially Owned by the Reporting Person 1,322,208 (See Item 4)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0.5%**
14.	Type of Reporting Person (See Instructions) OO

*

Represents Class B Shares of the Issuer that are convertible into Class A Shares of the Issuer on a one-for-one basis (i) at any time at the option of the holder or (ii) upon any transfer, except for certain transfers described in the Issuer’s articles of incorporation. The Class B Shares of the Issuer are held directly by Hicks Holdings Operating LLC. See Item 2 for more information.

**

This calculation is based on (i) 242,833,743 Class A Shares of the Issuer outstanding as of October 24, 2023, as disclosed in the Issuer’s Registration Statement on Form S-1, filed with the SEC on September 25, 2023 (File No. 333-273322), and (ii) an aggregate of 1,322,208 Class A Shares of the Issuer upon the conversion of 1,322,208 shares of Class B Shares of the Issuer, which are convertible into Class A Shares of the Issuer within sixty days of this Schedule 13D.

This Amendment No. 1 to Schedule 13D (this “Amendment”) relates to shares of Class A common stock, par value $0.001 per share (the “Class A Shares”), of Beneficient, a Nevada corporation (the “Issuer”). This Amendment amends the Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) by Mr. Thomas O. Hicks and Hicks Holdings Operating LLC, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D previously filed with the SEC.

Item 4. Purpose of Transaction

Item 4 is hereby amended and supplemented as follows:

“In connection with the Credit Agreement and the Financing (each as defined and described below), and pursuant to that certain Assignment of Limited Partnership Interests, dated October 19, 2023, by and between Hicks Holdings and HH- BDH LLC, a Delaware limited liability company (“HH-BDH” or the “Lender”, and such agreement, the “Assignment Agreement”), Hicks Holdings assigned to HH-BDH all of its rights, title and interest in and to the following partnership interests of BCH: BCH Preferred A-0 Unit Accounts with a capital account balance of $15,320,238 as of June 30, 2023, BCH Preferred A-1 Unit Accounts with a capital account balance of $48,059,237 as of June 30, 2023, 48 BCH Class S Preferred Units and 291,163 BCH Class S Ordinary Units (the “Pledged Guarantor Interests”). HH-BDH is wholly owned by Hicks Holdings.

On October 19, 2023, Beneficient Financing, L.L.C. (the “Borrower”), a wholly owned subsidiary of the Issuer, and BCH, as guarantor (the “Guarantor” and together with the Borrower, the “Loan Parties”), entered into a Credit and Guaranty Agreement (the “Credit Agreement”) with Lender, as administrative agent.

The Lender and Hicks Holdings will receive customary fees and expenses in connection with the transactions contemplated by the Credit Agreement, as further described below. Hicks Holdings and Mr. Hicks may be deemed to have a direct or indirect material financial interest with respect to the transactions contemplated by the Credit Agreement, as described below. The Lender funded the amounts under the Credit Agreement with the proceeds of a third-party financing (the “Financing”).

The Credit Agreement provides for a three-year term loan in the aggregate principal amount of $25.0 million (the “Term Loan”), which will be fully drawn on closing.

Borrowings under the Credit Agreement will bear interest, at the Issuer’s option, calculated according to a Base Rate (“Base Rate Loans”), Adjusted Term SOFR rate (“Term SOFR Loans”) or Adjusted Daily Simple SOFR rate (“DSS Loans”), plus an Applicable Margin (as defined in the Credit Agreement), subject to a Maximum Rate (as defined in the Credit Agreement) determined by applicable law in the State of New York. For Base Rate Loans, the Applicable Margin shall be 2.50%. For Term SOFR Loans and DSS Loans, the Applicable Margin shall be 3.50%. Accrued and unpaid interest shall be payable on the applicable Payment Date (as defined in the Credit Agreement). For Base Rate Loans and DSS Loans, the Payment Date shall be (i) the first day of every calendar month during the term of the Credit Agreement, (ii) the date on which any such Loan (as defined in the Credit Agreement) is prepaid, and (iii) the Maturity Date (as defined in the Credit Agreement). In respect of Term SOFR Loans, the Payment Date shall be (i) the last day of the interest period specified in the applicable borrowing request for such Loan (generally, one, three or six months after the date such Loan is made, provided that if such interest period is longer than three months, then the Payment Date shall be the day that is three months after the first day of such interest period), (ii) the date on which any such Loan is prepaid, and (iii) the Maturity Date. The Term Loan will mature on October 19, 2026 and all outstanding principal amounts and accrued and unpaid interest thereon shall be due and payable on such date.

The Term Loan is secured in part by pledges of: (a) substantially all of the assets of the Borrower, (b) the Guarantor’s equity interests in the Borrower, (c) 97.5% of the equity interests held by The EP-00117 Custody Trust, a Delaware statutory trust known as the “Custody Trust”, in certain entities that hold interests in private investment funds, and (d) certain deposit accounts.

The Credit Agreement contains customary representations, warranties, affirmative and negative covenants, including covenants which restrict the ability of the Loan Parties, the Custody Trust and certain affiliated entities to, among other things, create liens, incur additional indebtedness, make certain restricted payments and engage in certain other transactions, in each case subject to certain customary exceptions. In addition, the Credit Agreement contains certain financial maintenance covenants, including a debt service coverage ratio.

Additionally, the Credit Agreement contains customary events of default relating to, among other things, payment defaults, breach of covenants, cross default of material indebtedness, bankruptcy-related defaults, judgment defaults, and the occurrence of certain change of control events. The occurrence of an event of default may result in the acceleration of repayment obligations with respect to any outstanding principal amounts and foreclosure on the collateral.

Hicks Holdings will receive the following fees and payments in connection with the Term Loan:

•	A non-refundable fee in an amount equal to 1.0% of the aggregate commitments under the Term Loan upon execution of the Credit Agreement (the “Closing Date”);

•

On each Payment Date, from and including: (1) from the Closing Date until the second anniversary of the Closing Date, an interest payment at an interest rate equal to 3.0% per annum; and (2) from the second anniversary of the Closing Date until the loans are repaid in full, interest payments at an interest rate equal to 2.0% per annum (which interest is in addition to the Lender’s receipt of interest payments as described above);

•

If any amounts under the Credit Agreement are prepaid prior to the second annual anniversary of the Closing Date (the “Make Whole Date”), including by reason of acceleration, a make-whole payment equal to the product of the principal amounts being repaid and the applicable interest rate plus 3.0% and the number of calendar days between the date of such prepayment and the scheduled Make Whole Date divided by 360; and

•	Certain fees, payments and expenses incurred by Hicks Holdings in connection with the Financing.

Hicks Holdings’ membership interest in Lender (collectively with the Pledged Guarantor Interests, the “Pledged Equity Interests”), and the Pledged Guarantor Interests serve as collateral for the Financing (together, the “Lender Pledge”). In connection with the Credit Agreement and the Financing, on October 19, 2023, the Guarantor, Ben LLC and Hicks Holdings entered into that certain letter agreement (the “Letter Agreement”).

Pursuant to the terms of the Letter Agreement, the parties thereto agreed that if the Borrower and/or Guarantor default under the Credit Agreement and such default results in a foreclosure on, or other forfeiture of, the Pledged Equity Interests, the Guarantor will promptly issue to Hicks Holdings, BCH Preferred A-0 Unit Accounts with a capital account balance of $15,320,238, BCH Preferred A-1 Unit Accounts with a capital account balance of $48,059,237, 48 BCH Class S Preferred Units and 291,163 BCH Class S Ordinary Units (subject to a tax gross-up as provided in the Letter Agreement), or, in the discretion of Hicks Holdings, equivalent securities of equal fair market value to the value of the security interests at the time of the applicable foreclosure or other loss (such newly issued equity interests referred to as the “Replacement Equity Interests”); provided, however that, if less than all Pledged Equity Interests have been foreclosed on or forfeited, the foregoing capital account balances and numbers of units comprising the Replacement Equity Interests shall be reduced on a class-by-class and subclass-by-subclass basis, as applicable, to the extent necessary to ensure that Hicks Holdings and its affiliates do not receive additional value relative to the value held by Hicks Holdings and its affiliates immediately prior to the foreclosure or forfeiture. Furthermore, Ben LLC shall cause a Ben LLC Unit (as defined in the BCH LPA) to be issued for each Class A Unit (as defined in the BCH LPA) issued to Hicks Holdings pursuant to the Letter Agreement. Additionally, the Guarantor agreed to indemnify Hicks Holdings and its affiliates and hold each of them harmless against any and all losses which may arise directly or indirectly in connection with, among other things, the Credit Agreement, the Term Loan, the Financing and the Lender Pledge.

The foregoing descriptions of the Assignment Agreement, the Credit Agreement and the Letter Agreement are only summaries, do not purport to be complete, and are qualified in their entirety by reference to the Assignment Agreement, the Credit Agreement and the Letter Agreement, copies of which are filed as Exhibit 99.11, Exhibit 99.12 and Exhibit 99.13, respectively, to this 13D and are incorporated herein by reference.”

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

“The information contained in rows 7, 8, 9, 10, 11, and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 4 of this Schedule 13D is incorporated by reference its entirety to this Item 5.

(a)-(b)

By virtue of the Stockholders’ Agreement described in Item 4 of this Schedule 13D and the obligations and rights thereunder, the Reporting Persons acknowledge and agree that they are acting as a “group” with the other Class B Holders within the meaning of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Act”). Based in part on information provided by or on behalf of the Class B Holders, as of June 7, 2023, such a “group” would be deemed to beneficially own each of the 19,140,451 outstanding Class B Shares of the Issuer, or 7.3% of the total number of shares outstanding of the Issuer, based on 242,833,743 Class A Shares of the Issuer outstanding and an aggregate of 19,140,451 Class A Shares of the Issuer upon the conversion of 19,140,451 Class B Shares of the Issuer. Class B Holders are entitled to ten votes per Class B Share of the Issuer, compared to one (1) vote per Class A Share of the Issuer, with respect to all matters on which common stockholders of the Issuer generally are entitled to vote. The Reporting Persons expressly disclaim beneficial ownership over any Class B Shares of the Issuer that they may be deemed to beneficially own solely by reason of the Stockholders’ Agreement.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement that are held by any other person. The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13D.

(c)	Except as set forth in Item 4 above, during the past sixty days, none of the Reporting Persons has effected any transactions in the Class A Shares of the Issuer.

(d)	Not applicable.

(e)	Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

“All of the information set forth in Item 4 above of this Amendment is hereby incorporated herein by reference to this Item 6.”

Item 7. Material to be Filed as Exhibits

Item 7 is hereby amended and supplemented as follows:

“The following exhibits are filed as exhibits hereto:

99.11	Assignment of Limited Partnership Interests Agreement, date October 19, 2023, by and between Hicks Holdings Operating LCC and HH-BDH LCC (filed herewith).

99.12	Credit and Guaranty Agreement, dated October 19, 2023, by and among Beneficient Financing, L.L.C., as borrower, Beneficient Company Holdings, L.P., as guarantor, and HH-BDH LLC, as the administrative agent party thereto and lender (incorporated by reference to Exhibit 10.1 to Beneficient’s Current Report on Form 8-K (File No. 001-41715) filed with the Securities and Exchange Commission on October 20, 2023).

99.13	Letter Agreement, dated October 19, 2023, by and among Beneficient Company Group, L.L.C., Beneficient Company Holdings, L.P. and Hicks Holdings Operating LLC (incorporated by reference to Exhibit 10.2 to Beneficient’s Current Report on Form 8-K (File No. 001-41715) filed with the Securities and Exchange Commission on October 20, 2023).”

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 24, 2023

/s/ Thomas O. Hicks
THOMAS O. HICKS

HICKS HOLDINGS OPERATING LLC

By:	/s/ Thomas O. Hicks
Name:	Thomas O. Hicks
Title:	Sole Member